1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 2, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Ltd. (the “Company”; “TSMC” (NYSE: TSM)) had been invited earlier in 2011 to participate as one of few companies listed on the Taiwan Stock Exchange in a case study project on using International Financial Reporting Standards (“IFRS”) in compiling listed company financial statements in Taiwan (“ROC”). The project is being coordinated by Taiwan’s official governmental agency in-charge of securities affairs, the ROC Financial Supervisory Commission, which is part of Taiwan’s executive branch or the Executive Yuan, to help Taiwanese listed companies better understand and apply the new IFRS accounting rules to be implemented in Taiwan in 2013.

In anticipation of the adoption of IFRS in the ROC in 2013, the Taiwan government project team has prepared a case-by-case analysis on each of the selected companies to illustrate the approach and effect of the adoption of IFRS on ROC GAAP financial statements. TSMC’s management has prepared an unaudited, pro forma presentation of its financial statements for the year ended and as of December 31, 2010, as if IFRS had been adopted by TSMC as of January 1, 2010 to assist in the case study and this presentation has been published today on the Taiwan Stock Exchange website at http://www.twse.com.tw/ch/listed/IFRS/planDomestic.php.

TSMC’s participation in this Taiwan government project is voluntary and that there is no legal requirement compelling TSMC to provide the unaudited, pro forma presentation of its financial statements at this point. The purpose of this case study 6-K filing is not for disclosure of material TSMC financial information, but is being furnished at this time as such information is being made public in the ROC. Investors who are seeking material TSMC financial information should instead be referred to other filings made by TSMC with the U.S. Securities Exchange Commission (such as its Annual Report on Form 20-F) or the Taiwan Financial Supervisory Commission.

An English summary version of the pro forma presentation of its financial statements is filed herewith. It is unaudited and in summary form, and is not necessarily indicative of the results of operations or related effects on our financial position that would have been obtained had we adopted IFRS at the beginning of 2010. Investors should not rely on the information filed herewith for any purpose.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

IFRS PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited)

AT DECEMBER 31, 2010 AND JANUARY 1, 2010

(In Thousands of New Taiwan Dollars, Except Par Value)

	December 31, 2010		January 1, 2010			December 31, 2010		January 1, 2010
	Amount	%	Amount	%		Amount	%	Amount	%

ASSETS					LIABILITIES AND EQUITY
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	$147,886,955	20	$171,276,341	28	Short-term borrowings	$31,213,944	4	$—	—
Financial assets measured at fair value through profit or loss	28,890,614	4	14,576,027	3	Financial liabilities measured at fair value through profit or loss	19,002	—	25	—
Financial assets measured at amortized cost	4,796,589	1	9,944,843	2	Hedging derivative financial liabilities	814	—	—	—
Trade receivables from related parties	2,722	—	12,524	—	Trade payables	12,104,173	2	10,905,884	2
Notes and trade receivables	50,525,856	7	44,094,317	7	Payables to related parties	867,085	—	783,007	—
Other receivables from related parties	124,586	—	121,292	—	Current tax liabilities	8,564,303	1	12,388,257	2
Other receivables	1,021,552	—	1,849,987	—	Salary and bonus payables	6,424,064	1	9,317,035	2
Inventories	28,405,984	4	20,913,751	4	Accrued profit sharing to employees and bonus to directors and supervisors	11,096,147	2	6,818,343	1
Other current assets	2,037,647	—	1,368,838	—	Payables to contractors and equipment suppliers	43,259,857	6	28,924,265	5

					Accrued expenses and other current liabilities	10,779,923	1	12,635,182	2
Total current assets	263,692,505	36	264,157,920	44	Provisions	7,546,264	1	8,724,481	1

					Current portion of long-term borrowings	241,407	—	949,298	—

NON-CURRENT ASSETS
Financial assets measured at fair value through profit or loss	5,459,132	1	3,899,137	1	Total current liabilities	132,116,983	18	91,445,777	15

Financial assets measured at amortized cost	9,502,887	1	16,553,242	3
Investments accounted for using the equity method	26,292,385	4	18,581,150	3	NON-CURRENT LIABILITIES
Property, plant and equipment	388,488,412	53	273,724,914	45	Bonds payable	4,500,000	1	4,500,000	1
Intangible assets	11,731,982	2	12,389,872	2	Long-term borrowings	301,561	—	578,560	—
Deferred tax assets	13,154,703	2	12,358,612	2	Other long-term payables	6,554,208	1	5,602,420	1
Refundable deposits	8,677,970	1	2,733,143	—	Obligations under finance leases	694,986	—	707,499	—
Other non-current assets	1,372,911	—	210,737	—	Retirement benefit obligations	6,536,340	1	4,058,190	1

					Guarantee deposits	789,098	—	1,006,023	—
Total non-current assets	464,680,382	64	340,450,807	56	Others	381,182	—	322,850	—

					Total non-current liabilities	19,757,375	3	16,775,542	3

					Total liabilities	151,874,358	21	108,221,319	18

					EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT
					Share capital
					Common stock - NT$10 par value	259,100,787	35	259,027,066	43

					Capital surplus	55,701,695	8	55,486,010	9

					Retained earnings
					Appropriated as legal capital reserve	86,239,494	12	77,317,710	12
					Appropriated as special capital reserve	1,313,047	—	—	—
					Unappropriated earnings	175,630,328	24	101,681,795	17

					Total retained earnings	263,182,869	36	178,999,505	29

					Others	(6,045,608)	(1)	(1,072,381)	—

					Equity attributable to owners of the Parent	571,939,743	78	492,440,200	81

					NON-CONTROLLING INTERESTS	4,558,786	1	3,947,208	1

					Total equity	576,498,529	79	496,387,408	82

TOTAL	$728,372,887	100	$604,608,727	100	TOTAL	$728,372,887	100	$604,608,727	100

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

IFRS PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Amount	%

REVENUE	$419,988,414	100

COST OF SALES	212,484,320	51

GROSS PROFIT	207,504,094	49

OPERATING EXPENSES
Research and development	29,706,662	7
Administration	12,794,562	3
Marketing	5,367,597	1

Total operating expenses	47,868,821	11

OTHER OPERATING GAINS AND LOSSES	(689,606)	—

OPERATING PROFIT	158,945,667	38

NON-OPERATING INCOME AND EXPENSES
Settlement income	6,939,764	2
Share of profits of associates and joint venture accounted for using the equity method	2,252,325	1
Other income	1,717,630	—
Other gains and losses	1,005,132	—
Finance costs	(425,356)	—
Net foreign exchange loss	(99,130)	—

Total non-operating income and expenses	11,390,365	3

PROFIT BEFORE TAX	170,336,032	41

INCOME TAX EXPENSE	5,692,328	2

PROFIT FOR THE YEAR	164,643,704	39

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations	(4,605,902)	(1)
Cash flow hedges	(814)	—
Actuarial losses on defined benefit plan	(2,472,266)	—
Share of other comprehensive income of associates and joint venture accounted for using the equity method	(359,736)	—

(Continued)

	Amount	%

Tax effect on other comprehensive income	418,843	—

OTHER COMPREHENSIVE INCOME FOR THE YEAR (NET OF TAX)	$(7,019,875)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$157,623,829	38

PROFIT ATTRIBUTABLE TO:
Owners of the Parent	$163,939,741	39
Non-controlling interests	703,963	—

	$164,643,704	39

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Parent	$156,918,257	38
Non-controlling interests	705,572	—

	$157,623,829	38

EARNINGS PER SHARE (NT$)
Basic	$6.33

Diluted	$6.32

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

IFRS PRO FORMA CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Equity Attributable to Owners of the Parent
								Others
	Share Capital- Common Stock			Retained Earnings				Exchange Differences on Translating Foreign Operations	Cash Flow Hedges	Investments in Equity Instruments	Equity Attributable to Owners of the Parent	Non- controlling Interests	Total Equity
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total

BALANCE AT JANUARY 1, 2010	25,902,706	$259,027,066	$55,486,010	$77,317,710	$—	$101,681,795	$178,999,505	$(1,766,667)	$255	$694,031	$492,440,200	$3,947,208	$496,387,408

Appropriations of prior year’ s earnings
Legal capital reserve	—	—	—	8,921,784	—	(8,921,784)	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	1,313,047	(1,313,047)	—	—	—	—	—	—	—
Cash dividends - NT$3.00 per share	—	—	—	—	—	(77,708,120)	(77,708,120)	—	—	—	(77,708,120)	—	(77,708,120)

	25,902,706	259,027,066	55,486,010	86,239,494	1,313,047	13,738,844	101,291,385	(1,766,667)	255	694,031	414,732,080	3,947,208	418,679,288

Profit for the year	—	—	—	—	—	163,939,741	163,939,741	—	—	—	163,939,741	703,963	164,643,704

Other comprehensive income for the year, net of income tax	—	—	—	—	—	(2,048,257)	(2,048,257)	(4,776,496)	(5,475)	(191,256)	(7,021,484)	1,609	(7,019,875)

Total comprehensive income for the year	—	—	—	—	—	161,891,484	161,891,484	(4,776,496)	(5,475)	(191,256)	156,918,257	705,572	157,623,829

Adjustment arising from changes in percentage of investments accounted for using the equity method	—	—	(17,885)	—	—	—	—	—	—	—	(17,885)	4,387	(13,498)

Issue of ordinary shares under employee share option plan	7,372	73,721	171,103	—	—	—	—	—	—	—	244,824	—	244,824

Net change in net assets of associates and joint venture accounted for using the equity method	—	—	62,467	—	—	—	—	—	—	—	62,467	31,702	94,169

Decrease in non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(130,083)	(130,083)

BALANCE, DECEMBER 31, 2010	25,910,078	$259,100,787	$55,701,695	$86,239,494	$1,313,047	$175,630,328	$263,182,869	$(6,543,163)	$(5,220)	$502,775	$571,939,743	$4,558,786	$576,498,529

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

IFRS PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars)

Amount

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	$170,336,032
Adjustments for:
Net gain arising on financial assets measured at fair value through profit or loss	(815,188)
Amortization of premium/discount of financial assets	34,142
Impairment of other receivables	48,372
Share of profits of associates and joint venture accounted for using the equity method	(2,252,325)
Depreciation of property, plant and equipment	85,573,387
Impairment of property, plant and equipment	319
Net loss on disposal of property, plant and equipment and intangible assets	633,230
Amortization of intangible assets	2,236,716
Settlement income from receiving equity securities	(4,434,364)
Interest income	(1,665,193)
Dividends income	(52,437)
Interest expense	425,356
Net foreign exchange loss	219,241
Changes in operating assets and liabilities:
Decrease (increase) in
Derivative financial instruments	198,172
Trade receivables from related parties	9,802
Notes and trade receivables	(6,431,539)
Other receivables from related parties	(3,294)
Other receivables	519,421
Inventories	(7,492,233)
Other current assets	(827,520)
Increase (decrease) in:
Trade payables	1,198,289
Payables to related parties	84,078
Salary and bonus payable	(2,892,971)
Accrued profit sharing to employees and bonus to directors and supervisors	4,277,804
Accrued expenses and other current liabilities	215,641
Provisions	(1,178,217)
Retirement benefit obligations	5,884
Deferred revenue	(59,150)

Net cash generated from operations	237,911,455
Income taxes paid	(9,818,418)

Net cash generated by operating activities	228,093,037

(Continued)

Amount

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	$1,886,731
Dividends received	372,439
Payments for property, plant and equipment	(186,944,203)
Payments to acquire financial assets measured at fair value through profit or loss	(50,153,262)
Payments to acquire financial assets measured at amortized cost	(4,101,501)
Payments for investments accounted for using the equity method	(6,242,350)
Proceeds from disposal of financial assets measured at fair value through profit or loss	38,058,623
Proceeds from redemption of financial assets measured at amortized cost	15,943,000
Proceeds from disposal of property, plant and equipment	115,524
Payments for intangible assets	(1,801,728)
Increase in refundable deposits	(6,440,410)
Proceeds from refundable deposits	59,547
Purchase of other assets	(1,063,058)

Net cash used in investing activities	(200,310,648)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	31,213,944
Repayment of long-term borrowings	(967,034)
Repayment of other long-term payables	(1,107,333)
Interest paid	(392,805)
Decrease in guarantee deposits	(232,925)
Proceeds from donation	49,021
Proceeds from issue of ordinary shares under employee share options	244,824
Cash dividends paid	(77,708,120)
Decrease in non-controlling interests	(130,083)

Net cash used in financing activities	(49,030,511)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH HELD IN FOREIGN CURRENCIES	(2,141,264)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,389,386)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	171,276,341

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$147,886,955

(Concluded)

Reconciliation of ROC GAAP to IFRS Pro Forma

(In Thousands of New Taiwan Dollars)

A.	Condensed Consolidated Balance Sheet at January 1, 2010

ROC GAAP		Reconciliations	IFRS Pro Forma (unaudited)
Item	Amount	Amount	Amount	Item	Notes
Current assets
Cash and cash equivalents	$171,276,341	$—	$171,276,341	Cash and cash equivalents
Financial assets	24,520,870	—	24,520,870	Financial assets	1
Accounts receivable-Trade	35,382,360	8,724,481	44,106,841	Accounts receivable-Trade	2
Inventories	20,913,751	—	20,913,751	Inventories
Other current assets	7,710,426	(4,370,309)	3,340,117	Other current assets	3

Total current assets	259,803,748	4,354,172	264,157,920	Total current assets

Long-term investments
Investments accounted for using the equity method	$17,871,208	$709,942	$18,581,150	Investments accounted for using the equity method
Financial assets	19,974,295	478,084	20,452,379	Financial assets	1

Total long-term investments	37,845,503	1,188,026	39,033,529

Property, plant and equipment	273,674,787	50,127	273,724,914	Property, plant and equipment

Intangible assets	12,389,872	—	12,389,872	Intangible assets

Other assets	10,982,310	4,320,182	15,302,492	Other assets	3

Total assets	$594,696,220	$9,912,507	$604,608,727	Total assets

Current liabilities
Accounts payable	$11,688,891	$—	$11,688,891	Trade payables
Income tax payable	8,800,249	3,588,008	12,388,257	Current tax liabilities	4
Payables to contractors and equipment suppliers	28,924,265	—	28,924,265	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	28,770,585	—	28,770,585	Accrued expenses and other current liabilities
	—	8,724,481	8,724,481	Provisions	2
Current portion of long-term bank loans	949,298	—	949,298	Current portion of long-term borrowings

Total current liabilities	79,133,288	12,312,489	91,445,777	Total current liabilities

Long-term liabilities	11,388,479	—	11,388,479	Long-term liabilities

Other liabilities	5,125,905	261,158	5,387,063	Other liabilities	5

Total liabilities	95,647,672	12,573,647	108,221,319	Total liabilities

Equity attributable to shareholders equity of the parent	495,082,712	(2,642,512)	492,440,200	Equity attributable to owners of the Parent

Minority interests	3,965,836	(18,628)	3,947,208	Non-controlling interests

Total shareholders’ equity	499,048,548	(2,661,140)	496,387,408	Total equity	6

Total liabilities and shareholders’ equity	$594,696,220	$9,912,507	$604,608,727	Total liabilities and equity

B.	Condensed Consolidated Balance Sheet at December 31, 2010

ROC GAAP		Reconciliations	IFRS Pro Forma (unaudited)
Item	Amount	Amount	Amount	Item	Notes
Current assets
Cash and cash equivalents	$147,886,955	$—	$147,886,955	Cash and cash equivalents
Financial assets	33,687,203	—	33,687,203	Financial assets	1
Accounts receivable-Trade	42,982,314	7,546,264	50,528,578	Accounts receivable-Trade	2
Inventories	28,405,984	—	28,405,984	Inventories
Other current assets	8,556,861	(5,373,076)	3,183,785	Other current assets	3

Total current assets	261,519,317	2,173,188	263,692,505	Total current assets

Long-term investments
Investments accounted for using the equity method	$25,815,385	$477,000	$26,292,385	Investments accounted for using the equity method
Financial assets	13,960,143	1,001,876	14,962,019	Financial assets	1

Total long-term investments	39,775,528	1,478,876	41,254,404

Property, plant and equipment	388,444,023	44,389	388,488,412	Property, plant and equipment

Intangible assets	11,731,982	—	11,731,982	Intangible assets

Other assets	17,458,054	5,747,530	23,205,584	Other assets	3

Total assets	$718,928,904	$9,443,983	$728,372,887	Total assets

Current liabilities
Short-term loans	$31,213,944	$—	$31,213,944	Short-term borrowings
Accounts payable	12,971,258	—	12,971,258	Trade payables
Income tax payable	7,184,697	1,379,606	8,564,303	Current tax liabilities	4
Payables to contractors and equipment suppliers	43,259,857	—	43,259,857	Payables to contractors and equipment suppliers
Accrued expenses and other current liabilities	28,319,950	—	28,319,950	Accrued expenses and other current liabilities
	—	7,546,264	7,546,264	Provisions	2
Current portion of long-term bank loans	241,407	—	241,407	Current portion of long-term borrowings

Total current liabilities	123,191,113	8,925,870	132,116,983	Total current liabilities

Long-term liabilities	12,050,755	—	12,050,755	Long-term liabilities

Other liabilities	4,982,631	2,723,989	7,706,620	Other liabilities	5

Total liabilities	140,224,499	11,649,859	151,874,358	Total liabilities

Equity attributable to shareholders equity of the parent	574,144,918	(2,205,175)	571,939,743	Equity attributable to owners of the Parent

Minority interests	4,559,487	(701)	4,558,786	Non-controlling interests

Total shareholders’ equity	578,704,405	(2,205,876)	576,498,529	Total equity	6

Total liabilities and shareholders’ equity	$718,928,904	$9,443,983	$728,372,887	Total liabilities and equity

C.	Condensed Consolidated Statement of Comprehensive Income for the Year ended December 31, 2010

ROC GAAP		Reconciliations	IFRS Pro Forma (unaudited)
Item	Amount	Amount	Amount	Item	Notes
Net sales	$419,537,911	$450,503	$419,988,414	Revenue	7

Cost of sales	212,484,320	—	212,484,320	Cost of sales

Gross profit	207,053,591	450,503	207,504,094	Gross profit

Operating expenses
Research and development	29,706,662	—	29,706,662	Research and development
Administration	12,803,997	(9,435)	12,794,562	Administration
Marketing	5,367,597	—	5,367,597	Marketing

Total operating expenses	47,878,256	(9,435)	47,868,821

	—	(689,606)	(689,606)	Other operating gains and losses	8

Operating profit	159,175,335	(229,668)	158,945,667	Operating profit

Non-operating income and expenses, net	11,095,060	295,305	11,390,365	Non-operating income and expenses, net

Profit before tax	170,270,395	65,637	170,336,032	Profit before tax

Income tax expense	7,988,465	(2,296,137)	5,692,328	Income tax expense	9

Profit for the year	$162,281,930	$2,361,774	164,643,704	Profit for the year

			(4,605,902)	Exchange differences on translating foreign operations
			(814)	Cash flow hedges
			(2,472,266)	Actuarial losses on defined benefit plan
			(359,736)	Share of other comprehensive income of associates and joint venture accounted for using the equity method
			418,843	Tax effect of other comprehensive Income

			(7,019,875)	Other comprehensive income for the year

			$157,623,829	Total comprehensive income for the year

D.	Condensed Consolidated Statement of Cash Flows for the Year ended December 31, 2010

ROC GAAP		Reconciliations	IFRS Pro Forma (unaudited)
Item	Amount	Amount	Amount	Item	Notes

Net cash inflow (outflow) from:
Operating activities	$229,475,766	($1,382,729)	$228,093,037	Operating activities	10

Investing activities	(202,086,182)	1,775,534	(200,310,648)	Investing activities	10

Financing activities	(48,637,706)	(392,805)	(49,030,511)	Financing activities	10

	(21,248,122)	—	(21,248,122)

Cash and cash equivalents at the beginning of the year	171,276,341	—	171,276,341	Cash and cash equivalents at the beginning of the year
Effects of exchange rate changes on the balance of cash held in foreign currencies	(2,141,264)	—	(2,141,264)	Effects of exchange rate changes on the balance of cash held in foreign currencies

Cash and cash equivalents at the end of the year	$147,886,955	$—	$147,886,955	Cash and cash equivalents at the end of the year

Notes of ROC GAAP to IFRS Pro Forma Reconciliation

(In Thousands of New Taiwan Dollars)

1.	Financial assets

January 1, 2010
ROC GAAP		IFRS Pro Forma (unaudited)
Category	Amount	Category	Amount	Difference

Financial assets at fair value through profit or loss	$186,081	Financial assets measured at fair value through profit or loss	$18,475,164
Available-for-sale financial assets	15,747,995	Financial assets measured at amortized cost	26,498,085
Held-to-maturity financial assets	25,498,085		—
Financial assets carried at cost	3,063,004		—

	$44,495,165		$44,973,249	$478,084
Current Portion	(24,520,870)	Current Portion	(24,520,870)	—

	$19,974,295		$20,452,379	$478,084

December 31, 2010
ROC GAAP		IFRS Pro Forma (unaudited)
Category	Amount	Category	Amount	Difference

Financial assets at fair value through profit or loss	$6,886	Financial assets measured at fair value through profit or loss	$34,349,746
Available-for-sale financial assets	29,916,777	Financial assets measured at amortized cost	14,299,476
Held-to-maturity financial assets	13,299,476		—
Financial assets carried at cost	4,424,207		—

	$47,647,346		$48,649,222	$1,001,876

Current Portion	(33,687,203)	Current Portion	(33,687,203)	—

	$13,960,143		$14,962,019	$1,001,876

Under ROC GAAP, financial assets are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, financial assets carried at cost, or loans and receivables.

Under IFRS, financial assets are classified either as financial assets measured at fair value through profit or loss, or as financial assets measured at amortized cost.

The amount difference is mainly due to certain financial assets carried at cost under ROC GAAP are required to be measured at fair value under IFRS.

2.	Accounts receivables-trade / Provisions

Under IFRS, the allowance and others is a present obligation with uncertain timing and amount that arises from past events, and is reclassified as provisions accordingly.

3.	Other current assets / Other assets

The reconciliation is mainly due to the deferred tax asset is classified as non-current asset under IFRS.

Under ROC GAAP, a deferred tax asset is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred income tax asset does not relate to an asset in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled.

4.	Income tax payable (IFRS: Current tax liabilities)

In the ROC, a 10% tax is imposed on unappropriated earnings. For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.

Under IFRS, the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

5.	Other liabilities

The reconciliation is mainly due to the accumulated actuarial gains and losses for all defined benefit plans reset to zero on the date of transition to IFRS. The actuarial gains and losses are subsequently recognized in other comprehensive income in the period in which they occur.

6.	Total shareholders’ equity

The reconciliation of shareholder’s equity between ROC GAAP and IFRS is as follows:

	Note	December 31, 2010	January 01, 2010

ROC GAAP		$578,704,405	$499,048,548
Adjustments for:
Recognition and measurement of financial assets	1	1,001,876	478,084
Unappropriated earnings tax on earnings	4	(1,379,606)	(3,588,008)
Defined benefit plans	5	(2,305,146)	(261,158)
Others		477,000	709,942

IFRS pro forma		$576,498,529	$496,387,408

7.	Net sales (IFRS: Revenue)

Under IFRS, in addition to net sales, technical service income is classified under revenue based on the nature of operating transactions.

8.	Other operating gains and losses

Under IFRS, certain non-operating gains and losses under ROC GAAP, including rental revenue, net loss on disposal of property, plant and equipment, and casualty loss, are classified as other operating gains and losses based on the nature of operating transactions.

9.	Income tax expense

In the ROC, a 10% tax is imposed on unappropriated earnings. For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.

Under IFRS, the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

The reconciliation is mainly due to the accrued 10% tax on unappropriated earnings for 2010, offset by additional investment tax credits recognized in 2010 and the reversal of the accrued 10% tax on unappropriated earnings for 2009.

10.	Consolidated statement of cash flow

Under ROC GAAP, the amounts of interest received, dividends received and interest paid should be classified as cash flow from operating activities.

Under IFRS, the amounts of interest and the dividends received are classified as cash flow from investing activity according to their nature. The amount of interest paid is classified as cash flow from financing activity.